Exhibit 99.1

Investor News	Dr. Dominik Heger
Head of Investor Relations & Corporate Communications

Fresenius Medical Care
Else-Kröner-Straße 1
61352 Bad Homburg
Germany
T +49 6172 609-2601
F +49 6172 609-2301
Dominik.Heger@fmc-ag.com
www.freseniusmedicalcare.com

February 22, 2017

Fresenius Medical Care delivers strong 2016 results and sets ambitious growth targets for 2017

•                  Targets for 2016 achieved

•                  Group revenue +7% in 2016 (+7% adjusted1)

•                  Strong EBIT growth of 13% in 2016, resulting in improved EBIT margin of 14.7%

•                  Net income +21% (+16% adjusted2)

•                  Very good performance in Health Care Services, particularly in North America

•                  Care Coordination continues to deliver significant organic revenue growth (+20%)

•                  Dividend proposal of €0.96 (+20%) for fiscal year 2016

Key figures — fourth quarter and full year 2016:

US$ million	Q4 2016	Q4 2015	Growth yoy	FY 2016	FY 2015	Growth yoy
Net revenue	4,687	4,348	+8%	17,911	16,738	+7%
Operating income (EBIT)	786	662	+19%	2,638	2,327	+13%
Net income[3]	388	317	+23%	1,243	1,029	+21%
Net income adjusted[2]	—	—	—	1,228	1,057	+16%
Basic earnings per share (in $)	1.27	1.04	+22%	4.07	3.38	+20%
Dividend proposal (per share)	—	—	—	€0.96	€0.80	+20%

1  At constant currency, excluding acquisitions in 2015 and 2016

2  Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA, adjusted for acquisitions and based on an adjusted 2015 net income of $1,057m

3  Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA

“In our 20th anniversary year, we were able to mark another record year for Fresenius Medical Care and for our shareholders. I am pleased to confirm that we have achieved our financial targets for 2016. We were able to deliver a strong business performance across all segments and realize the planned savings of our Global Efficiency Program thanks to the outstanding dedication and commitment of our employees,” said Rice Powell, Chief Executive Officer of Fresenius Medical Care. “Our path to value-based care continues. We are further investing in the dynamic growth of our Care Coordination activities as well as the innovative development of our core dialysis business. For 2017, we have again set ourselves ambitious targets and will continue to deliver high-quality care for our patients.”

Revenue

Net revenue for the full year 2016 increased by 7% and reached $17,911 million (+8% at constant currency), driven by a strong performance in Health Care Services. Health Care Services revenue increased by 8% to $14,519 million (+9% at constant currency), mainly due to strong organic growth supported by positive price and volume effects. Dialysis Products revenue increased by 1% to $3,392 million (+4% at constant currency). The growth at constant currency was primarily supported by higher sales of dialyzers and machines. This was partially offset by lower sales of renal pharmaceuticals, resulting from the sale of our European marketing rights for certain renal pharmaceuticals to our joint venture, Vifor Fresenius Medical Care Renal Pharma, in 2015.

Net revenue in the fourth quarter of 2016 increased by 8% to $4,687 million (+9% at constant currency), mainly driven by higher Health Care Services revenue. Health Care Services revenue increased by 10% to $3,799 million (+10% at constant currency), mainly driven by positive price as well as volume effects. Dialysis Products revenue reached the same level as in the previous year ($888 million), an increase of 2% at constant currency.

Earnings

Operating income (EBIT) for the full year 2016 increased by 13% to $2,638 million, leading to an improved operating income margin of 14.7% (+80 basis points). The development of the EBIT margin was supported by a strong margin development, particularly in North America.

In the fourth quarter of 2016, operating income rose by 19% to $786 million, leading to a strong operating income margin of 16.8% (+160 basis points). The increase in EBIT margin was positively affected by the prior year impact from the GranuFlo® settlement expense as well as the margin improvement in North America and Asia-Pacific and a favorable impact from Corporate due to reduced legal and consulting expenses.

Net interest expense for the full year 2016 increased by 4% to $406 million, particularly due to lower interest income as a result of the repayment of interest bearing notes receivables in the fourth quarter of 2015. This was partially offset by a lower debt level driven by a favorable cash flow development.

For the same reasons, net interest expense in the fourth quarter of 2016 increased by 11% to $98 million.

Income tax expense for the full year 2016 increased by 10% to $683 million. This translates into an effective tax rate of 30.6%, a decrease of 150 basis points compared to the same period of 2015. This decrease was supported by lower tax expense as a result of released tax liabilities, as well as the prior year impact from the non-tax deductible loss from the divestiture of our dialysis service business in Venezuela.

In the fourth quarter of 2016, income tax expense were $212 million, translating into an effective tax rate of 30.8% (-60 basis points).

For the full year 2016, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA grew by 21% to $1,243 million and by 16% to $1,228 million on an adjusted basis4. Based on approximately 305.7 million shares (weighted average number of shares outstanding), basic earnings per share (EPS) increased from $3.38 to $4.07 (+20%). The increase in the weighted average number of shares outstanding was the result of stock options exercised.

In the fourth quarter of 2016, net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA grew by 23% to $388 million. Based on approximately 306.2 million shares (weighted average number of shares outstanding), basic EPS increased from $1.04 to $1.27 (+22%).

4  2015 net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA adjusted for the impacts of (i) the 2015 settlement cost for an agreement in principle for the GranuFlo case ($37 million) and (ii) acquisitions in 2015 ($9 million), resulting in an adjusted net income of $1,057 million; 2016 net income adjusted for 2016 acquisitions ($15 million), resulting in an adjusted net income of $1,228 million.

Segment development

North America: For the full year 2016, North America revenue increased by 9% to $12,886 million (72% of total revenue). Health Care Services revenue grew by 10% to $11,982 million, driven by higher Dialysis Care revenue (+7% to $9,675 million) and increased Care Coordination revenue (+23% to $2,307 million). Dialysis treatments rose by 4%. As of the end of 2016, we had 188,987 patients being treated at the 2,306 clinics that we own, operate or manage in North America. Dialysis Products revenue increased by 3% to $904 million, supported by higher sales of machines, dialyzers and peritoneal dialysis products partially offset by lower sales of renal pharmaceuticals and bloodlines. Operating income in North America came in at $2,119 million (+18%). The operating income margin reached a level of 16.4% (+120 basis points) as a result of lower cost from health care supplies, a higher volume of dialysis treatments with commercial payers and the prior year impact from the GranuFlo® settlement expense. The positive effect was partially offset by higher personnel expense and a cost impact related to the vesting of long term incentive plan grants. The operating income margin of Care Coordination decreased to 2.6%, mainly driven by increased costs for hospitalist and intensivist services.

In the fourth quarter of 2016, North America revenue increased by 9% to $3,374 million, mainly supported by higher dialysis treatments coupled with an increase in US revenue per treatment ($356, +$8). Care Coordination contributed revenues of $603 million (+20%). Operating income increased by 23% to $634 million in the fourth quarter, mainly supported by the prior year impact from the GranuFlo® settlement expense and higher revenue from commercial payers as well as lower cost from health care supplies. This was partially offset by higher personnel expense and an unfavorable impact from Care Coordination. The Care Coordination EBIT margin of -1.1% in North America was mainly impacted by higher costs related to bad debt reserves for hospitalist and intensivist services.

EMEA: For the full year 2016, EMEA revenue increased by 1% to $2,667 million (+4% at constant currency). Health Care Services revenue for the EMEA segment increased by 6% to $1,294 million (+9% at constant currency), mainly as the result of contributions from acquisitions and same market treatment growth, partially offset by the negative effect of exchange rate fluctuations. Dialysis treatments increased by 8%. As of the end of 2016, we had 59,767 patients being treated at the 711 dialysis clinics that we own, operate or manage in EMEA. Dialysis Products revenue decreased by 2% to $1,373 million (flat at constant currency), mainly due to lower sales of renal pharmaceuticals (whose marketing rights were sold in 2015), dialyzers and machines, mostly offset by increased sales of bloodlines and products for acute care treatments. Operating income in EMEA decreased by 9% to $524 million for the full year. The operating income margin decreased to 19.7% (-220 basis points), mainly due to the prior year impact from a gain from the sale of European marketing rights for certain renal pharmaceuticals, higher bad debt expense, lower income from equity method investees and unfavorable foreign exchange effects.

In the fourth quarter of 2016, EMEA revenue increased by 2% to $684 million (+4% at constant currency), mainly driven by a strong performance in Health Care Services (revenue +7% to $327 million, +10% at constant currency). Dialysis Products revenue in EMEA declined by 3% to $357 million in the fourth quarter (flat at constant currency). Operating income in EMEA decreased by 25% to $130 million due to the gain from the sale of European marketing rights for certain renal pharmaceuticals in 2015, lower income from equity method investees driven by higher product development cost, IT project cost as well as higher bad debt expense.

Asia-Pacific: Total revenue for the Asia-Pacific segment increased by 9% to $1,632 million (+8% at constant currency) for the full year 2016. Health Care Services revenue increased by 9% to $730 million (+3% at constant currency), based on an increase of 6% in dialysis treatments. With an 8% growth in revenue to $902 million (+12% at constant currency), the product business showed an excellent sales performance across the entire dialysis products range. As of the end of 2016, we had 29,328 patients being treated at the 374 dialysis clinics that we own, operate or manage in Asia-Pacific. Operating income increased by 7% to $319 million. Due to unfavorable foreign exchange effects and costs associated with changes in the Management Board, the EBIT margin decreased slightly to 19.6% (-20 basis points).

In the fourth quarter of 2016, revenue in the Asia-Pacific segment increased by 10% to $433 million (+8% at constant currency), driven by a good revenue growth in both the Health Care Services business (+12%/+5% at constant currency) as well as the products business (+8%/+10% at constant currency). Operating income increased by 20% to $94 million. The EBIT margin increased accordingly to 21.8% (+180 basis points) in the fourth quarter, mainly due to the favorable effect of prior year costs related to customs duties in India.

Latin America: Total revenue for the Latin America segment decreased by 7% to $712 million (+13% at constant currency) for the full year 2016. Health Care Services revenue decreased by 9% to $513 million (+15% at constant currency), mainly as a result of the negative effect of exchange rate fluctuations and the effect of closed or sold clinics (mainly Venezuela and Brazil), partially offset by increases in organic revenue per treatment. Dialysis treatments decreased by 3%, mainly due to the effect of closed or sold clinics. As of the end of 2016, we had 30,389 patients being treated at the 233 dialysis clinics that we own, operate or manage in Latin America. Dialysis Products revenue for the full year remained unchanged at $199 million (+7% at constant currency). The growth at constant currency was mainly driven by increased sales of dialyzers, hemodialysis solutions and concentrates, partially offset by lower sales of peritoneal dialysis products and machines. Operating income increased by a strong 37% to $66 million, mainly due to the prior-year loss from the divestment of the dialysis service business in Venezuela. The EBIT margin in Latin America increased to 9.2% (+290 basis points) for the full year, mainly driven by the above mentioned prior-year loss.

In the fourth quarter of 2016, revenue in the Latin America segment increased by 1% to $192 million (+13% at constant currency), mainly driven by a strong increase in Dialysis Products revenue (+11% to $56 million, +7% at constant currency). The growth at constant currency was the result of higher sales of dialyzers as well as hemodialysis solutions and concentrates, partially offset by lower sales of machines. Health Care Services revenue decreased by 3% to $136 million (+14% at constant currency), strongly impacted by unfavorable foreign exchange effects. Operating income in Latin America decreased by 18% to $19 million in the fourth quarter, mainly driven by higher bad debt expense. The EBIT margin decreased accordingly to 9.7% (-230 basis points).

Cash flow

In the full year 2016, the company generated net cash provided by operating activities of $2,140 million ($1,960 million for full year 2015), representing 11.9% of revenue, and thereby clearly reaching our target for 2016 (operating cash flow > 10% of revenue). The increase was mainly the result of improved inventory levels in North America driven by lower health care supplies, as well as increased earnings. This was partially offset by unfavorable effects from other working capital items and a $100 million discretionary cash contribution to pension plan assets in the United States. The number of DSO (days sales outstanding) as of December 31, 2016 was 70 days, a decrease of 1 day compared to the previous year.

In the fourth quarter of 2016, the company generated net cash provided by operating activities of $844 million, representing 18% of revenue ($548 million in the fourth quarter of 2015). The increase was primarily attributable to higher net income, a favorable effect from DSO and deferred income tax payments in the United States.

Employees

As of December 31, 2016, Fresenius Medical Care had 109,319 employees (full-time equivalents) worldwide, compared to 104,033 employees at the end of December 2015. This increase of 5% was primarily attributable to our continued organic growth and acquisitions.

Recent events: Acquisition of a majority stake in Cura Group

In February 2017, Fresenius Medical Care announced the acquisition of a majority stake in Cura Group (“Cura”), a leading operator of high-quality day hospitals in Australia. In its 19 private day hospitals across Australia, Cura provides a variety of specialized ambulant services, such as ophthalmology and orthopedic surgeries in an outpatient setting. Cura was established in 2008 and generated revenue of AU$127 million (€87 million) in the financial year 2015/2016. This acquisition allows Fresenius Medical Care to further leverage its core competence in operating outpatient facilities, extend its dialysis network and thereby lay the foundation for future growth in the Australian market. This transaction is subject to remaining shareholder agreements and authority approval.

Guidance 2017

Beginning January 1, 2017, Fresenius Medical Care AG & Co. KGaA focusses its reporting on financial statements in accordance with International Financial Reporting Standards (IFRS) in Euro currency. For full year 2017, the company expects revenue to grow by 8 to 10% at constant currency, based on 2016 revenue of €16,570 million. Net income attributable to shareholders of Fresenius Medical Care AG & Co. KGaA is expected to grow by 7 to 9% at constant currency, based on 2016 net income of €1,144 million. The effects of the agreement with the U.S. Departments of Veterans Affairs and Justice are excluded.

Vision 2020

In accordance with IFRS reporting in Euro currency, we have also translated our medium-term targets for 2020 that were set at our Capital Markets Day in 2014. This growth strategy expressed a goal to increase revenues to $28 billion, in accordance with U.S. GAAP, by fiscal year 2020. In accordance with IFRS in Euro, this revenue goal would be €21 billion by fiscal year 2020 utilizing the currency exchange rates at the time Vision 2020 was presented in April 2014. At currency rates prevailing at the beginning of 2017, this vision represents revenue of €24 billion in 2020. In addition, we indicated average annual revenue growth of approximately 10% and average annual growth of net income attributable to shareholders of FMC-AG & Co. KGaA in the high single-digits. These goals are unchanged.

Conference call

Fresenius Medical Care will hold a conference call to discuss the results of the fourth quarter & full year 2016 on Wednesday, February 22, at 3.30 p.m. CEDT/ 9.30 a.m. EDT. The company invites investors to follow the live webcast of the call at the company’s website www.freseniusmedicalcare.com in the “Investors/Events” section. A replay will be available shortly after the call.

Please refer to our statement of earnings included at the end of this news and to the attachments as separate excel- and PDF-files for a complete overview of the results for the fourth quarter/full year 2016.

Fresenius Medical Care is the world’s largest provider of products and services for individuals with renal diseases of which around 3 million patients worldwide regularly undergo dialysis treatment. Through its network of 3,624 dialysis clinics, Fresenius Medical Care provides dialysis treatments for 308,471 patients around the globe. Fresenius Medical Care is also the leading provider of dialysis products such as dialysis machines or dialyzers. Along with the core business, the company focuses on expanding the range of related medical services in the field of Care Coordination. Fresenius Medical Care is listed on the Frankfurt Stock Exchange (FME) and on the New York Stock Exchange (FMS).

For more information visit the Company’s website at www.freseniusmedicalcare.com.

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Fresenius Medical Care AG & Co. KGaA

COMPLETE OVERVIEW OF THE RESULTS FOR THE FOURTH QUARTER AND FULL YEAR 2016

February 22, 2017

Investor Relations

phone: +49 6172 609 2525

fax: +49 6172 609 2301

email: ir@fmc-ag.com

Content:

Statement of earnings	page 2
Segment information	page 3
Balance sheet	page 4
Cash flow	page 5
Revenue development	page 6
Key metrics	page 7
Quality data	page 8
Reconciliation U.S. GAAP	page 9
Reconciliation special items	page 10
Reconciliation guidance	page 11

Disclaimer

This release contains forward-looking statements that are subject to various risks and uncertainties. Actual results could differ materially from those described in these forward-looking statements due to certain factors, including changes in business, economic and competitive conditions, regulatory reforms, foreign exchange rate fluctuations, uncertainties in litigation or investigative proceedings, and the availability of financing. These and other risks and uncertainties are detailed in Fresenius Medical Care AG & Co. KGaA’s reports filed with the U.S. Securities and Exchange Commission. Fresenius Medical Care AG & Co. KGaA does not undertake any responsibility to update the forward-looking statements in this release.

Copyright by Fresenius Medical Care AG & Co. KGaA

Statement of earnings

	Three months ended December 31			Twelve months ended December 31
in US$ million, except share data, audited	2016	2015	Change	2016	2015	Change

Health Care revenue	3,888	3,552	9.5%	14,949	13,801	8.3%
Less: patient service bad debt provision	89	90	-0.9%	430	409	5.0%
Net Health Care revenue	3,799	3,462	9.7%	14,519	13,392	8.4%
Dialysis Products revenue	888	886	0.3%	3,392	3,346	1.4%
Total net revenue	4,687	4,348	7.8%	17,911	16,738	7.0%

Costs of revenue	3,095	2,880	7.5%	12,131	11,407	6.4%
Gross profit	1,592	1,468	8.4%	5,780	5,331	8.4%
Selling, general and administrative	768	775	-1.1%	3,045	2,895	5.1%
Research and development	42	40	5.7%	162	140	15.7%
Income from equity method investees	(4)	(9)	-59.3%	(65)	(31)	106.4%
Operating income (EBIT)	786	662	18.8%	2,638	2,327	13.4%

Interest income	(8)	(37)	-77.6%	(47)	(117)	-60.0%
Interest expense	106	125	-15.1%	453	508	-11.0%
Interest expense, net	98	88	11.1%	406	391	3.6%
Income before taxes	688	574	20.0%	2,232	1,936	15.3%
Income tax expense	212	180	17.6%	683	623	9.8%
Net income	476	394	21.1%	1,549	1,313	17.9%
Less: Net income attributable to noncontrolling interests	88	77	15.0%	306	284	7.7%
Net income attributable to shareholders of FMC AG & Co. KGaA	388	317	22.5%	1,243	1,029	20.8%

Operating income (EBIT)	786	662	18.8%	2,638	2,327	13.4%
Depreciation and amortization	204	181	12.6%	775	717	8.2%
EBITDA	990	843	17.5%	3,413	3,044	12.1%
EBITDA margin	21.1%	19.4%		19.1%	18.2%

Weighted average number of shares	306,181,415	305,147,599		305,748,381	304,440,184

Basic earnings per share	$1.27	$1.04	22.1%	$4.07	$3.38	20.3%
Basic earnings per ADS	$0.63	$0.52	22.1%	$2.03	$1.69	20.3%

In percent of revenue
Costs of revenue	66.0%	66.2%		67.7%	68.1%
Gross profit	34.0%	33.8%		32.3%	31.9%
Operating income (EBIT)	16.8%	15.2%		14.7%	13.9%
Net income attributable to shareholders of FMC AG & Co. KGaA	8.3%	7.3%		6.9%	6.2%

Segment information

	Three months ended December 31			Twelve months ended December 31
audited	2016	2015	Change	2016	2015	Change

Total
Revenue in US$ million	4,687	4,348	7.8%	17,911	16,738	7.0%
Operating income (EBIT) in US$ million	786	662	18.8%	2,638	2,327	13.4%
Operating income margin in %	16.8%	15.2%		14.7%	13.9%
Delivered EBIT in US$ million	698	585	19.3%	2,332	2,043	14.1%
Days sales outstanding (DSO)				70	71
Employees (full-time equivalents)				109,319	104,033

North America
Revenue in US$ million	3,374	3,084	9.4%	12,886	11,813	9.1%
Operating income (EBIT) in US$ million	634	514	23.3%	2,119	1,798	17.9%
Operating income margin in %	18.8%	16.7%		16.4%	15.2%
Delivered EBIT in US$ million	549	440	24.9%	1,824	1,524	19.7%
Days sales outstanding (DSO)				54	53

U.S.
Revenue per dialysis treatment in US$	356	348	2.5%	351	346	1.7%
Cost per dialysis treatment in US$	269	268	0.2%	278	279	-0.4%

EMEA
Revenue in US$ million	684	673	1.6%	2,667	2,629	1.4%
Operating income (EBIT) in US$ million	130	172	-24.5%	524	577	-9.1%
Operating income margin in %	18.9%	25.5%		19.7%	21.9%
Delivered EBIT in US$ million	129	171	-24.9%	520	574	-9.3%
Days sales outstanding (DSO)				101	104

Asia-Pacific
Revenue in US$ million	433	394	9.9%	1,632	1,502	8.7%
Operating income (EBIT) in US$ million	94	79	19.9%	319	298	7.1%
Operating income margin in %	21.8%	20.0%		19.6%	19.8%
Delivered EBIT in US$ million	92	77	19.7%	312	291	7.4%
Days sales outstanding (DSO)				105	113

Latin America
Revenue in US$ million	192	190	1.0%	712	766	-7.1%
Operating income (EBIT) in US$ million	19	23	-18.2%	66	48	36.5%
Operating income margin in %	9.7%	12.0%		9.2%	6.3%
Delivered EBIT in US$ million	19	23	-18.8%	66	48	36.7%
Days sales outstanding (DSO)				143	141

Corporate
Revenue in US$ million	4	7	-52.5%	14	28	-48.0%
Operating income (EBIT) in US$ million	(91)	(126)	-28.0%	(390)	(394)	-0.8%
Delivered EBIT in US$ million	(91)	(126)	-27.9%	(390)	(394)	-0.8%

Balance sheet

	December 31	December 31
in US$ million, except debt/EBITDA ratio	2016	2015
	(audited)	(audited)
Assets
Current assets	7,314	6,768
Goodwill and Intangible assets	14,514	13,863
Other non-current assets	5,106	4,734
Total assets	26,934	25,365

Liabilities and equity
Current liabilities	5,037	4,149
Long-term liabilities	9,199	9,692
Noncontrolling interests subject to put provisions and other temporary equity	1,241	1,028
Total equity	11,457	10,496
Total liabilities and equity	26,934	25,365

Equity/assets ratio	43%	41%

Debt
Short-term debt	603	109
Short-term debt from related parties	3	19
Current portion of long-term debt and capital lease obligations	763	664
Long-term debt and capital lease obligations, less current portion	7,203	7,854
Total debt	8,572	8,646

Debt/EBITDA ratio	2.4	2.8

In accordance with ASU 2015-17 (Income Taxes (Topic 740): Balance Sheet Classification of Deferred Taxes) as of December 31, 2015 deferred taxes previously recorded in current assets and liabilities have been reclassified to noncurrent assets and liabilities in the amount of US$216 million and US$36 million, respectively. As a result of deferred tax netting, noncurrent assets and liabilities were then adjusted in the amount of US$168 million.

Cash flow statement

	Three months ended December 31		Twelve months ended December 31
in US$ million, audited	2016	2015	2016	2015
Operating activities
Net income	476	394	1,549	1,313
Depreciation / amortization	204	181	775	717
Change in working capital and other non-cash items	164	(27)	(184)	(70)
Net cash provided by operating activities	844	548	2,140	1,960
In percent of revenue	18.0%	12.6%	11.9%	11.7%

Investing activities
Purchases of property, plant and equipment	(282)	(306)	(1,030)	(953)
Proceeds from sale of property, plant and equipment	3	7	18	18
Capital expenditures, net	(279)	(299)	(1,012)	(935)

Free cash flow	565	249	1,128	1,025
In percent of revenue	12.1%	5.7%	6.3%	6.1%

Acquisitions and investments, net of cash acquired, and purchases of intangible assets	(191)	(151)	(578)	(317)
Proceeds from divestitures	18	209	211	251
Acquisitions and investments, net of divestitures	(173)	58	(367)	(66)
Free cash flow after investing activities	392	307	761	959

Revenue development

in US$ million, audited	2016	2015	Change	Change at cc	Organic growth	Same market treatment growth[1]

Three months ended December 31
Total revenue	4,687	4,348	7.8%	8.6%	7.1%
Net Health Care	3,799	3,462	9.7%	10.3%	8.4%	2.8%
Dialysis Products	888	886	0.3%	1.6%	2.0%

North America	3,374	3,084	9.4%	9.4%	8.0%
Net Health Care	3,144	2,845	10.5%	10.5%	8.9%	3.2%[2]
Thereof Net Care Coordination revenue	603	501	20.3%	20.3%	22.4%
Thereof Net Dialysis Care revenue	2,541	2,344	8.4%	8.4%	5.9%	3.2%[2]
Dialysis Products	230	239	-3.6%	-3.6%	-3.3%

EMEA	684	673	1.6%	4.4%	1.8%
Net Health Care	327	306	6.9%	9.9%	3.6%	3.3%
Dialysis Products	357	367	-2.7%	-0.2%	0.4%

Asia-Pacific	433	394	9.9%	7.9%	7.7%
Net Health Care	192	171	11.9%	4.8%	4.2%	3.6%
Dialysis Products	241	223	8.4%	10.4%	10.4%

Latin America	192	190	1.0%	12.5%	12.4%
Net Health Care	136	140	-2.5%	14.4%	14.0%	1.9%
Dialysis Products	56	50	10.9%	7.3%	8.3%

Corporate	4	7	-52.5%	-51.7%

Twelve months ended December 31
Total revenue	17,911	16,738	7.0%	8.3%	7.0%
Net Health Care	14,519	13,392	8.4%	9.5%	7.6%	3.2%
Dialysis Products	3,392	3,346	1.4%	3.6%	4.4%

North America	12,886	11,813	9.1%	9.1%	7.4%
Net Health Care	11,982	10,932	9.6%	9.6%	7.7%	3.6%[3]
Thereof Net Care Coordination revenue	2,307	1,882	22.5%	22.5%	20.0%
Thereof Net Dialysis Care revenue	9,675	9,050	6.9%	6.9%	5.1%	3.6%[3]
Dialysis Products	904	881	2.6%	2.6%	2.7%

EMEA	2,667	2,629	1.4%	4.1%	2.3%
Net Health Care	1,294	1,226	5.6%	8.9%	3.4%	3.6%
Dialysis Products	1,373	1,403	-2.2%	-0.1%	1.4%

Asia-Pacific	1,632	1,502	8.7%	8.0%	8.2%
Net Health Care	730	667	9.4%	3.3%	3.9%	4.7%
Dialysis Products	902	835	8.1%	11.7%	11.7%

Latin America	712	766	-7.1%	13.1%	17.0%
Net Health Care	513	567	-9.5%	15.2%	19.7%	1.9%
Dialysis Products	199	199	-0.3%	6.9%	9.5%

Corporate	14	28	-48.0%	-47.9%

1 same market treatment  growth = organic growth less price effects

2 U.S. (excl. Mexico), same market treatment growth North America: 2.7%

3 U.S. (excl. Mexico), same market treatment growth North America: 3.1%

cc = constant currency. Changes in revenue include the impact of changes in foreign currency exchange rates. We use the non-GAAP financial measure at Constant Exchange Rates or Constant Currency to show changes in our revenue without giving effect to period-to-period currency fluctuations. Under U.S. GAAP, revenues received in local (non-U.S. dollar) currency are translated into U.S. dollars at the average exchange rate for the period presented. Once we translate the local currency revenues for the Constant Currency, we then calculate the change, as a percentage, of the current period revenues using the prior period exchange rates versus the prior period revenues. This resulting percentage is a non-GAAP measure referring to a change as a percentage at Constant Currency.

We believe that revenue growth is a key indication of how a company is progressing from period to period and that the non-GAAP financial measure Constant Currency is useful to investors, lenders, and other creditors because such information enables them to gauge the impact of currency fluctuations on a company’s revenue from period to period. However, we also believe that the usefulness of data on Constant Currency period-over-period changes is subject to limitations, particularly if the currency effects that are eliminated constitute a significant element of our revenue and significantly impact our performance. We therefore limit our use of Constant Currency period-over-period changes to a measure for the impact of currency fluctuations on the translation of local currency revenue into U.S. dollars. We do not evaluate our results and performance without considering both Constant Currency period-over-period changes in non-U.S. GAAP revenue on the one hand and changes in revenue prepared in accordance with U.S. GAAP on the other. We caution the readers of this report to follow a similar approach by considering data on Constant Currency period-over-period changes only in addition to, and not as a substitute for or superior to, changes in revenue prepared in accordance with U.S. GAAP. We present the fluctuation derived from U.S. GAAP revenue next to the fluctuation derived from non-GAAP revenue. Because the reconciliation is inherent in the disclosure, we believe that a separate reconciliation would not provide any additional benefit.

Key metrics North America segment

	Three months ended December 31			Twelve months ended December 31
audited	2016	2015	Change	2016	2015	Change

Care Coordination
Net revenue in US$ million	603	501	20.3%	2,307	1,882	22.5%
Operating income (EBIT) in US$ million	(7)	13	n.a.	59	97	-38.9%
Operating income margin in %	-1.1%	2.5%		2.6%	5.2%
Delivered EBIT in US$ million	(10)	5	n.a.	34	57	-41.4%

Dialysis
Net revenue in US$ million	2,771	2,583	7.3%	10,579	9,931	6.5%
Operating income (EBIT) in US$ million	641	501	27.7%	2,060	1,701	21.1%
Operating income margin in %	23.1%	19.4%		19.5%	17.1%
Delivered EBIT in US$ million	559	435	28.8%	1,790	1,467	22.1%

Key metrics Care Coordination

	Twelve months ended December 31
audited	2016	2015	Growth in %
North America
Member months under medical cost management1)	387,244	208,933	85%
Medical cost under management (in US$ million)1)	2,814	1,660	70%
Care Coordination patient encounters	5,539,703	5,005,695	11%

1) The 2016 metrics may be understated due to a physician mapping issue related to the BPCI program within a CMS system which has not yet been resolved. Additionally, data presented for the metrics are subject to finalization by CMS, which may result in changes from previously reported metrics.

Key metrics Dialysis Care Services

	Twelve months ended December 31
audited	Clinics	Growth in %	De novos	Patients	Growth in %	Treatments	Growth in %
Total	3,624	6%	122	308,471	5%	46,529,154	4%

North America	2,306	4%	76	188,987	3%	28,882,107	4%

EMEA	711	8%	21	59,767	9%	8,872,231	8%
Asia-Pacific	374	17%	21	29,328	11%	4,003,957	6%
Latin America	233	2%	4	30,389	1%	4,770,859	-3%

Quality data

	North America		EMEA		Latin America		Asia-Pacific
in % of patients	Q4 2016	Q3 2016	Q4 2016	Q3 2016	Q4 2016	Q3 2016	Q4 2016	Q3 2016

Clinical Performance
Single Pool Kt/v > 1.2	98	97	96	96	91	93	97	97
No catheter (> 90 days)	84	86	81	81	82	81	91	91
Hemoglobin = 10-12 g/dl	73	73	78	77	52	52	60	59
Hemoglobin = 10-13 g/dl	79	79	77	77	68	67	68	67
Albumin > 3.5 g/dl1)	78	77	91	91	91	88	89	88
Phosphate < 5.5 mg/dl	64	64	77	76	77	76	72	72
Calcium = 8.4-10.2 mg/dl	84	84	76	75	79	75	75	75
Hospitalization days	10.0	9.8	9.4	9.4	3.8	3.7	4.4	4.3

Demographics
Average age (in years)	63	63	64	64	59	58	65	65
Average time on dialysis (in years)	4.0	4.0	5.7	5.6	5.2	5.2	5.1	5.0
Average body weight (in kg)	83	83	73	72	68	68	61	61
Prevalence of diabetes (in%)	62	61	32	32	22	26	42	43

1) International standard BCR CRM470

Reconciliation of non U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures

	Three months ended December 31		Twelve months ended December 31
in US$ million, audited	2016	2015	2016	2015
Delivered EBIT reconciliation
Total
Operating income (EBIT)	786	662	2,638	2,327
less noncontrolling interests	(88)	(77)	(306)	(284)
Delivered EBIT	698	585	2,332	2,043

North America
Operating income (EBIT)	634	514	2,119	1,798
less noncontrolling interests	(85)	(74)	(295)	(274)
Delivered EBIT	549	440	1,824	1,524

Care Coordination
Operating income (EBIT)	(7)	13	59	97
less noncontrolling interests	(3)	(8)	(25)	(40)
Delivered EBIT	(10)	5	34	57

Dialysis
Operating income (EBIT)	641	501	2,060	1,701
less noncontrolling interests	(82)	(66)	(270)	(234)
Delivered EBIT	559	435	1,790	1,467

EMEA
Operating income (EBIT)	130	172	524	577
less noncontrolling interests	(1)	(1)	(4)	(3)
Delivered EBIT	129	171	520	574

Asia-Pacific
Operating income (EBIT)	94	79	319	298
less noncontrolling interests	(2)	(2)	(7)	(7)
Delivered EBIT	92	77	312	291

Latin America
Operating income (EBIT)	19	23	66	48
less noncontrolling interests	—	—	—	—
Delivered EBIT	19	23	66	48

Corporate
Operating income (EBIT)	(91)	(126)	(390)	(394)
less noncontrolling interests	—	—	—	—
Delivered EBIT	(91)	(126)	(390)	(394)

Reconciliation of net cash provided by operating activities to EBITDA1)
Total EBITDA	3,413	3,044
Interest expense, net	(406)	(391)
Income tax expense	(683)	(623)
Change in working capital and other non-cash items	(184)	(70)
Net cash provided by operating activities	2,140	1,960

Annualized EBITDA2)
Operating income (EBIT)	2,626	2,327
Depreciation and amortization	784	717
Non-cash charges	99	83
Annualized EBITDA	3,509	3,127

1) EBITDA is the basis for determining compliance with certain covenants in Fresenius Medical Care’s long-term debt instruments.

2) EBITDA 2016: including largest acquisitions.

Reconciliation of non U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures

	Twelve months ended December 31
in US$ million, audited	2016	2015
Operating performance excluding acquisition impact and special items - basis for Guidance 2016

Revenue	17,911	16,738
Contributions from acquisitions closed in 2015 and 2016	(275)	(74)
Revenue excluding acquisition impact	17,636	16,664

Operating income (EBIT)	2,638	2,327
Contributions from acquisitions closed in 2015 and 2016	(39)	(16)
Settlement costs for an agreement in principle for the GranuFlo case	—	60
Operating income (EBIT) excluding acquisition impact and special items	2,599	2,371

Net income(1)	1,243	1,029
Contributions from acquisitions closed in 2015 and 2016	(15)	(9)
Settlement costs for an agreement in principle for the GranuFlo case		37
Net income excluding acquisition impact and special items(1)	1,228	1,057

(1) attributable to shareholders of FMC AG & Co. KGaA

Reconciliation of non U.S. GAAP financial measures to the most directly comparable U.S. GAAP financial measures

	Three months ended December 31		Twelve months ended December 31
in US$ million, audited	2016	2015	2016	2015
Operating performance excluding special items
Total
Operating income (EBIT)	786	662	2,638	2,327
Special items	—	42	—	61
		—		—
Settlement costs for an agreement in principle for the GranuFlo case		60		60
Divestment of dialysis service business in Venezuela	—	—	—	26
Sale of European marketing rights for certain renalpharmaceuticals[1]	—	(18)	—	(25)
Operating income (EBIT) excluding special items	786	704	2,638	2,388

North America
Operating income (EBIT)	634	514	2,119	1,798
Special items	—	60	—	60
Operating income (EBIT) excluding special items	634	574	2,119	1,858

EMEA
Operating income (EBIT)	130	172	524	577
Special items	—	(18)	—	(25)
Operating income (EBIT) excluding special items	130	154	524	552

Asia-Pacific
Operating income (EBIT)	94	79	319	298
Special items	—	—	—	—
Operating income (EBIT) excluding special items	94	79	319	298

Latin America
Operating income (EBIT)	19	23	66	48
Special items	—	—	—	26
Operating income (EBIT) excluding special items	19	23	66	74

Corporate
Operating income (EBIT)	(91)	(126)	(390)	(394)
Special items	—	—	—	—
Operating income (EBIT) excluding special items	(91)	(126)	(390)	(394)

Net income[2]	388	317	1,243	1,029
Special items	—	30	—	53
Settlement costs for an agreement in principle for the GranuFlo case		37		37
Divestment of dialysis service business in Venezuela	—	—	—	27
Sale of European marketing rights for certain renal pharmaceuticals[1]	—	(7)	—	(11)
Net income excluding special items[2]	388	347	1,243	1,082

1 to our Joint Venture Vifor Fresenius Medical Care Renal Pharma

2 attributable to shareholders of FMC AG & Co. KGaA